Exhibit 12.1

EMC CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Nine Months Ended September 30,
	2001		2002		2003		2004		2005		2006

Ratio of earnings to fixed charges(1)	—	(2)	—	(2)	9.07	x	16.98	x	22.52	x	18.01	x

(1)                                  For purposes of computing our consolidated ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.

(2)                                  For the years ended December 31, 2001 and 2002, we had earnings-to-fixed charges coverage deficiencies of approximately $577.0 million and $296.5 million, respectively.